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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES AND EXCHANGE ACT OF 1934

(Amendment No. 4)

LEAPNET, INC.
(Name of Issuer)

LEAPNET, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

521864 20 7
(CUSIP Number of Class Securities)

Stephen J. Tober
President
Leapnet, Inc.
420 West Huron Street
Chicago, Illinois 60610
(312) 528-2400

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on behalf of the Person(s) Filing Statement)

Copies to:

Jones, Day, Reavis & Pogue
Attn: Timothy J. Melton, Esq.
77 West Wacker Drive
Chicago, Illinois 60601
(312) 782-3939

This statement is filed in connection with (check the appropriate box):

a.	[ ]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	[ ]	The filing of a registration statement under the Securities Act of 1933.
c.	[X]	A tender offer.
d.	[ ]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [    ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

Calculation of Filing Fee

Transaction Valuation*	Amount of filing fee
$9,206,526.85	$1,841.31

        * Estimated for the purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 4,976,501 shares of Common Stock, par value $0.01 per share (the "Shares" or the "Common Stock"), of Leapnet, Inc., at a purchase price of $1.85 per Share net in cash. Such number of Shares represents the number of outstanding Shares not beneficially owned by SPRI Acquisition Corp. as of December 12, 2001. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$1,841.31
Form or Registration No.:	Schedule TO
Filing party:	SPRI Acquisition Corp. and SPRI, LTD.
Date filed:	December 13, 2001

        This Amendment No. 4 to Schedule 13E-3 is filed by Leapnet, Inc., a Delaware corporation ("Leapnet"). The filing person is the subject company. This Amendment No. 4 amends and supplements the Transaction Statement on Schedule 13E-3 initially filed with the Securities and Exchange Commission on December 21, 2001, (as previously amended by Amendments No. 1, No. 2 and No. 3 and as amended hereby, the "Schedule 13E-3") relating to the tender offer by SPRI Acquisition Corp. (the "Purchaser"), a Delaware corporation and wholly owned subsidiary of SPRI, LTD., a Delaware corporation ("SPRI"), to purchase any and all of the outstanding shares of common stock, par value $.01 per share, of Leapnet (the "Shares") at a purchase price of $1.85 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated December 13, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

        The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of the Schedule 13E-3, as amended and supplemented hereby. Capitalized terms used and not otherwise defined herein have the meaning given those terms in the Offer to Purchase.

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Items 6 and 11.

        Items 6 and 11 of Schedule 13E-3 are hereby amended and supplemented by the following:

        The Offer expired at 12:00 Midnight, Eastern Standard Time, on February 5, 2002. Based upon information provided by the Depositary, 5,259,285 Shares (including 1,462 Shares subject to guarantees of delivery) have been validly tendered and accepted for payment or contributed to the Purchaser by Robert and David Figliulo. The shares tendered or contributed collectively represent over 90% of the outstanding shares of Common Stock.

        Subject to the satisfaction of the requirements of the Delaware General Corporation Law, at the relevant time, the Purchaser will merge with and into Leapnet, resulting in the Purchaser becoming a wholly owned subsidiary of SPRI. Any Shares not previously purchased in the Offer will be converted into the right to receive $1.85 in cash, net to the seller, without interest. A copy of the joint press release, dated February 6, 2002, issued by Leapnet, SPRI and the Purchaser announcing the completion of the Offer is attached hereto as Exhibit (a)(11) and is incorporated herein by reference.

Item 16. Exhibits.

        Item 16 of Schedule 13E-3 is hereby amended and supplemented by the addition of the following exhibit:

Exhibit Number	Description
(a)(11)	Text of press release dated February 6, 2002, issued jointly by Leapnet, SPRI and the Purchaser announcing the completion of the Offer. (Incorporated by reference to Exhibit (a)(11) to Amendment No. 4 to the Schedule TO filed by SPRI and the Purchaser on February 6, 2002.)

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule 13E-3 is true, complete and correct.

LEAPNET, INC.
By:	/s/ STEPHEN J. TOBER Name: Stephen J. Tober Title: President and Chief Operating Officer

Dated February 6, 2002

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  Items 6 and 11.
  Item 16. Exhibits.
  SIGNATURE